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FEB 29 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Third Party Trade LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2329 W. Main Street, Suite 206
(No. and Street)

Littleton (City) CO (State) 80120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rodney Frank (303) 572-0073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA
(Name – if individual, state last, first, middle name)

2422 South Atlantic Avenue (Address) Daytona Beach Shores (City) FL (State) 32118 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Third Party Trade LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JONATHAN DASHOSH
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20064027226
MY COMMISSION EXPIRES JULY 30, 2018

2/23/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIRD PARTY TRADE LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2015

THIRD PARTY TRADE LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of THIRD PARTY TRADE LLC

We have audited the financial statements of THIRD PARTY TRADE LLC ("Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THIRD PARTY TRADE LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has used, rather than provided cash in its operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of THIRD PARTY TRADE LLC's financial statements. The supplemental information is the responsibility of THIRD PARTY TRADE LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.



Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 20, 2016

THIRD PARTY TRADE LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS		For Year Ended December 31, 2015
CURRENT ASSETS		
Cash and cash equivalents	$	11,637
Other current assets		250,100
Total current assets		261,737
Other non-current assets, less accumulated depreciation		15,690
TOTAL ASSETS	$	277,427
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Payable to affiliates	$	323,532
Other accrued expenses		1,553
Total current liabilities		325,085
MEMBERS' EQUITY		
Undistributed earnings		(47,658)
Total Stockholders' Equity		(47,658)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	277,427

See notes to financial statements and auditors' report.

THIRD PARTY TRADE LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2015

		2015
REVENUES:		
Commission income	$	3,483
Other income		-
Total revenue		3,483
EXPENSES:		
Commission expenses	$	4,420
General operating expenses		21,646
Regulatory expenses		15,736
Total expenses		41,802
NET (LOSS) FROM OPERATIONS	$	(38,319)

See notes to financial statements and auditors' report.

THIRD PARTY TRADE LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2015

		Total Member's Equity
Balances, December 31, 2014	$	(9,339)
Plus Capital Contributions		-
Less Distributions		-
Net income (loss) for 2015		(38,319)
Balances, December 31, 2015	$	(47,658)

See notes to financial statements and auditors' report.

THIRD PARTY TRADE LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2015

		2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(38,319)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		3,922
Net change in operating assets and liabilities:		
Decrease in accounts receivable		
Decrease in receivables		(230,978)
Decrease in affiliates payable		313,717
Increase in accrued payroll expenses		
Decrease in accrued expenses		(17,583)
Decrease in deferred revenue		
NET CASH PROVIDED BY OPERATING ACTIVITIES		30,759
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		(19,612)
NET CASH PROVIDED BY INVESTING ACTIVITIES		(19,612)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		-
Net change Capital contributions		-
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		11,147
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		490
CASH AND CASH EQUIVALENTS, END OF YEAR	$	11,637

See notes to financial statements and auditors' report.

THIRD PARTY TRADE LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
THIRD PARTY TRADE LLC LLC ("Company") (F/K/A - formerly known as Blue Tiger Wealth Management) is a registered broker-dealer headquartered in Littleton, CO. The Company's services include business in mutual funds and variable life or annuities. The Company was organized as a limited liability company on September, 2006, with a perpetual period of duration. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which typically occurs when the transaction relating to the agreement has consummated. Any transactions with mutual fund houses are consummated directly between the customer and the mutual fund house. The Company received a commission as agent.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company is a limited liability company beginning in 2013 and is required to file a partnership tax return. Prior to 2013, the Company was a single member limited liability company and was not recognized as a reporting entity under the Internal Revenue Code for Taxation purposes. Accordingly, the Company did not file a separate income tax return prior to 2013. The effects of the Company's operations are passed through to the member for taxation purposes for all years.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2015) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2015.

Note 3 Commitments, Contingencies, and Related Party Transactions

The Company has no commitments and contingencies.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2015, the Company has net allowable capital of ($63,348) which is insufficient to the required net capital by $85,020.

Note 5 Going Concern

The Company has suffered recurring losses from operations and has used, rather than provided, cash in its operations. Without realization of additional capital or addition revenue sources, it would be unlikely for the Company to continue as a going concern. It is management's plan to obtain additional sources of capital and revenues. The financial statements do not include any adjustments relating to the recoverability and classification of recorded and liabilities that might be necessary should the Company be unable to continue in existence.

Note 6 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

THIRD PARTY TRADE LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	(47,658)
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		(47,658)
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2015		-
Total capital and allowable subordinated liabilities		(47,658)
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		15,690
Other current assets		-
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		(63,348)
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	(63,348)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	21,672
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	21,672
Excess net capital		(85,020)
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		(95,856)

See notes to financial statements and auditors' report.

THIRD PARTY TRADE LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2015

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	325,085
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	325,085
Ratio: Aggregate indebtedness to net capital		-513.17%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2015)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		(63,348)
Net audit adjustments		-
Net capital per above		(63,348)

NOTE: There was a material difference between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2015.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
THIRD PARTY TRADE LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) THIRD PARTY TRADE LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the securities Exchange Act of 1934.



Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 17, 2016

Third Party Trade LLC

2329 W. Main Street, Suite 206
Littleton, CO 80120
(303) 572-0073

EXEMPTION REPORT

We confirm to the best of our knowledge and belief that:

1. Third Party Trade claimed an exemption from SEC Rule 15c3-3 under the provisions n paragraph of (k)(2)(i) throughout the fiscal year January 1, 2015 to December 31, 2015.

2. Third Party Trade LLC has met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(1) throughout the fiscal year January 1, 2015 to December 31, 2015 without exception.

Very Truly Yours,

x  Dated: February 1, 2016

Rodney S. Frank
President
Third Party Trade LLC

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of Third Party Trade LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Third Party Trade LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Third Party Trade LLC's compliance with the applicable instructions of Form SIPC-7. Third Party Trade LLC's management is responsible for Third Party Trade LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 20, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Third Party Trade LLC
2329 W. Main Street, Suite 206
Littleton, CO 80120
DEA: FINRA
SEC Registration Number: 8-67630
FYE: 12/31

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Megenity (770) 263-600[illegible]

2. A. General Assessment (item 2e from page 2) $ 6

B. Less payment made with SIPC-6 filed (exclude interest) (4)
12/30/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Third Party Trade LLC
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 24th day of February, 20 16.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3483
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1010	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	1010
Total deductions	1010
2d. SIPC Net Operating Revenues	$2473
2e. General Assessment @ .0025	$6
	(to page 1, line 2.A.)